SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 18)
NEUROCHEM INC.
(Name of Company)
COMMON SHARES, NO PAR VALUE
(Title of class of securities)
64125K101
(CUSIP Number)
Dr. Francesco Bellini
Chairman and Chief Executive Officer
Neurochem Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Persons Authorized to Receive Notices and Communications)
March 13, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	64125K101	Schedule 13D	Page	2	of	28 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. P. Luxco Holdings II S.A.R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,068,368

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,068,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,068,368

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.7%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	64125K101	Schedule 13D	Page	3	of	28 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Picchio Pharma Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,419,368

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,419,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,419,368

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.4%

14	TYPE OF REPORTING PERSON

	HC, CO

CUSIP No.	64125K101	Schedule 13D	Page	4	of	28 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FMRC Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,669,368[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11,669,368[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,669,368[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9%

14	TYPE OF REPORTING PERSON

OO

[1]	As described in Item 4 of amendment No. 17, FMRC is deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco.

CUSIP No.	64125K101	Schedule 13D	Page	5	of	28 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Churchill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,669,368

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,669,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,669,368

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.9%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	64125K101	Schedule 13D	Page	6	of	28 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vernon H. Strang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,669,368

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,669,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,669,368

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.9%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	64125K101	Schedule 13D	Page	7	of	28 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Power Technology Investment Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		1,166,666

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,419,368[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,166,666

WITH	10	SHARED DISPOSITIVE POWER

11,419,368[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,586,034[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.8%

14	TYPE OF REPORTING PERSON

HC, CO

[2]	As described in Item 6 as amended in amendment No. 14, Power Tech has tracking stock rights with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco. Pursuant to such rights, Power Tech may request the disposition of up to 5,534,184 of the Neurochem Shares held by Luxco and included in the amounts given above. To exercise such rights, Power Tech must request the other shareholders of Picchio to assist it in causing Luxco to dispose of up to all 5,534,184 Neurochem Shares with respect to which Power Tech has tracking stock rights. Such other shareholders of Picchio have agreed that upon such request they will use all commercially reasonable efforts, subject to applicable law and agreements, to cause Luxco to dispose of the shares in accordance with Power Tech’s request. The net proceeds of such sale would be distributed to Power Tech as a dividend on the Class P Special Shares of Picchio held by Power Tech. In addition, Rocabe Investments Inc. (in the place of FMRC and 18056 Yukon Inc.) has corresponding tracking stock rights with respect to the remaining 5,534,184 Neurochem Shares directly owned by Luxco and included in the amounts given above.

CUSIP No.	64125K101	Schedule 13D	Page	8	of	28 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Francesco Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		893,541[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		676,725[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		893,541[3]

WITH	10	SHARED DISPOSITIVE POWER

676,725[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,570,266[5]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14	TYPE OF REPORTING PERSON

IN

[3]	Includes 178,541 common shares directly owned by Dr. Bellini, 575,000 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

[4]	Includes 676,725 common shares held of record by Dr. Bellini’s wife and which he may be deemed to beneficially own.

[5]	Includes 178,541 common shares directly owned by Dr. Bellini, 575,000 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 676,725 common shares held of record by Dr. Bellini’s wife and which he may be deemed to beneficially own.

CUSIP No.	64125K101	Schedule 13D	Page	9	of	28 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		53,700

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,700

WITH	10	SHARED DISPOSITIVE POWER

		5,534,184[6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,587,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.4%

14	TYPE OF REPORTING PERSON

	IN

[6]	Includes all of Rocabe Investments Inc.’s tracking stock rights received from 18056 Yukon Inc. (which received such rights from 1324286 Alberta Ltd. which in turn received such rights from FMRC) with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco (originally disclosed in Item 6 as amended in amendment No. 14, and as amended in Item 4 of amendment No. 16 and Item 4 of amendment No. 17).

CUSIP No.	64125K101	Schedule 13D	Page	10	of	28 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlo Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		54,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		54,200

WITH	10	SHARED DISPOSITIVE POWER

		5,534,184[7]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,588,384

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.4%

14	TYPE OF REPORTING PERSON

	IN

[7]	Includes all of Rocabe Investments Inc.’s tracking stock rights received from 18056 Yukon Inc. (which received such rights from 1324286 Alberta Ltd. which in turn received such rights from FMRC) with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco (originally disclosed in Item 6 as amended in amendment No. 14, and as amended in Item 4 of amendment No. 16 and Item 4 of amendment No. 17).

CUSIP No. 64125K101	Schedule 13D	Page 11 of 28 pages
This Amendment No. 18 amends the Schedule 13D filed on October 3, 2003, as amended, including as amended by the most recent amendment filed on October 22, 2007 (the “Statement”), and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation, (vii) Dr. Francesco Bellini, (viii) Roberto Bellini and (ix) Carlo Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporations Act (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect. This Amendment No. 18 is filed as a result of certain purchases of Neurochem Shares by Dr. Bellini’s wife.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended by adding the following at the end thereof:
Item 4 of this Amendment is incorporated by reference in this Item 3.
On various dates from December 18, 2007 through March 13, 2008, Dr. Francesco Bellini’s wife, Marisa Bellini, used an aggregate of $948,447 in personal funds to acquire an aggregate of 538,500 Neurochem Shares in market transactions. On February 21, 2008, Mrs. Bellini transferred 11,875 Neurochem Shares to Dr. Bellini.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended by adding the following at the end thereof:
The purpose of the purchases by Marisa Bellini described in Item 3 above was to increase Marisa Bellini’s direct percentage ownership of the Company.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:
The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:
(i) Luxco owns of record 11,068,368 Neurochem Shares (or 22.7% of the outstanding Neurochem Shares);
(ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. In addition, Picchio owns, beneficially and of record, 351,000 Neurochem Shares. As a result of these holdings, Picchio

CUSIP No. 64125K101	Schedule 13D	Page 12 of 28 pages
beneficially owns 11,419,368 Neurochem Shares (or 23.4% of the outstanding Neurochem Shares);
(iii) FMRC, by virtue of its ownership of all of the issued and outstanding voting equity securities of Alberta, which in turn owns 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 11,669,368 Neurochem Shares (or 23.9% of the outstanding Neurochem Shares);
(iv) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco and the shares owned directly by FMRC, resulting in each of them beneficially owning 11,669,368 Neurochem Shares (or 23.9% of the outstanding Neurochem Shares);
(v) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 12,586,034 Neurochem Shares (or 25.8% of the outstanding Neurochem Shares); and
(vi) Dr. Francesco Bellini has beneficial ownership of 1,570,266 Neurochem Shares (or 3.2% of the outstanding Neurochem Shares), of which (i) 178,541 are owned directly by Dr. Bellini, (ii) 575,000 are issuable under options that are currently exercisable or exercisable within 60 days; (iii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini’s services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iv) 676,725 are held of record by his wife and which he may be deemed to beneficially own; and
(vii) Roberto Bellini has beneficial ownership of 53,700 Neurochem Shares (or less than 1.0% of the outstanding Neurochem Shares), of which all 53,700 are owned directly by Roberto Bellini. In addition, Roberto Bellini, by virtue of his ownership of 50% of the issued and outstanding voting equity securities of Rocabe, may be deemed to share all of Rocabe’s tracking stock rights and the indirect right of disposition with respect to 5,534,184 of the Neurochem Shares

CUSIP No. 64125K101	Schedule 13D	Page 13 of 28 pages
directly owned by Luxco, thus representing an aggregate beneficial ownership of 5,587,884 (or 11.4% of the outstanding Neurochem Shares); and
(viii) Carlo Bellini has beneficial ownership of 54,200 Neurochem Shares (or less than 1.0% of the outstanding Neurochem Shares), of which all 54,200 are owned directly by Carlo Bellini. In addition, Carlo Bellini, by virtue of his ownership of 50% of the issued and outstanding voting equity securities of Rocabe, may be deemed to share all of Rocabe’s tracking stock rights and the indirect right of disposition with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco, thus representing a beneficial ownership of 5,588,384 (or 11.4% of the outstanding Neurochem Shares).
The fifth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:
By virtue of the Shareholders Agreement, as amended, Power Tech, FMRC, Picchio, Dr. Francesco Bellini, Roberto Bellini, Carlo Bellini and Messrs. Churchill and Strang may be deemed to be members of a group as defined in Rule 13d-5(b). However, by virtue of the waivers filed as Exhibit U hereto, (i) Power Tech was not acting in concert with any of the other foregoing persons in connection with the acquisition of its additional 300,000 Neurochem Shares reported in Amendment No. 2 to the Statement, the additional aggregate 450,000 Neurochem Shares reported in Amendment No. 3 to the Statement, and the additional 250,000 Neurochem Shares reported in Amendment No. 7 to the Statement, and (ii) FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill were not acting in concert with any of the other foregoing persons in connection with its acquisition of the additional 250,000 Neurochem Shares reported in Amendment No. 7 to the Statement.
FMRC, Picchio, Luxco, Mr. Churchill and Mr. Strang each disclaims beneficial ownership of (j) the 1,570,266 Neurochem Shares (of which 575,000 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 893,541 of which are owned beneficially and of record by Dr. Bellini and 676,725 of which are held of record by his wife and which he may be deemed to beneficially own, (k) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech, (l) the 53,700 Neurochem Shares owned beneficially and of record by Roberto Bellini, and (m) the 54,200 Neurochem Shares owned beneficially and of record by Carlo Bellini. In addition, each of Picchio and Luxco disclaims beneficial ownership of (n) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill.

CUSIP No. 64125K101	Schedule 13D	Page 14 of 28 pages
Power Tech disclaims beneficial ownership of (o) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill, (p) the 1,570,266 Neurochem Shares (of which 575,000 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 893,541 of which are owned beneficially and of record by Dr. Bellini and 676,725 of which are held of record by his wife and which he may be deemed to beneficially own, (q) the 53,700 Neurochem Shares owned beneficially and of record by Roberto Bellini, and (r) the 54,200 Neurochem Shares owned beneficially and of record by Carlo Bellini.
Roberto Bellini disclaims beneficial ownership of (s) the 1,570,266 Neurochem Shares (of which 575,000 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 893,541 of which are owned beneficially and of record by Dr. Bellini and 676,725 of which are held of record by his wife and which he may be deemed to beneficially own, (t) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech, (u) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs. Strang and Churchill and (v) the 54,200 Neurochem Shares owned beneficially and of record by Carlo Bellini.
Carlo Bellini disclaims beneficial ownership of (w) the 1,570,266 Neurochem Shares (of which 575,000 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 893,541 of which are owned beneficially and of record by Dr. Bellini and 676,725 of which are held of record by his wife and which he may be deemed to beneficially own, (x) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech, (y) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill and (z) the 53,700 Neurochem Shares owned beneficially and of record by Roberto Bellini.
Dr. Bellini disclaims beneficial ownership of all of the Neurochem Shares held by the other Filing Persons.

CUSIP No. 64125K101	Schedule 13D	Page 15 of 28 pages
The sixth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirely as follows:
In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada (“PCC”) and certain of its subsidiaries, including Power Tech. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.
The fourth and fifth sentences of subsection (b) of Item 5 are amended and restated to read in their entirety as follows:
Dr. Francesco Bellini has sole voting and dispositive power over the 893,541 Neurochem Shares owned of record by him (including 575,000 shares issuable under currently exercisable options and 140,000 shares currently issuable pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained). Dr. Bellini’s wife, Marisa Bellini, has sole voting and dispositive power over the 676,725 Neurochem Shares owned of record by her. Roberto Bellini has sole voting and dispositive power over the 53,700 Neurochem Shares owned of record by him. Carlo Bellini has sole voting and dispositive power over the 54,200 Neurochem shares owned by him.
Subsection (c) of Item 5 is amended to add the following at the end thereof:
In the sixty days preceding March 18, 2008, Marisa Bellini made the following purchases of Neurochem Shares:

Date	Shares Purchased	Share Price
January 24, 2008	5,000		$1.78

February 25, 2008	1,100 8,000 300 38,700	$ $ $ $	1.37 1.38 1.39 1.40

February 26, 2008	100 5,400 3,900 8,200 11,400 3,400	$ $ $ $ $ $	1.42 1.43 1.44 1.45 1.53 1.54

CUSIP No. 64125K101	Schedule 13D	Page 16 of 28 pages

Date	Shares Purchased	Share Price
February 27, 2008	10,000	$1.47
	9,600	$1.50
	1,000	$1.51
	4,900	$1.52
	6,100	$1.53
	4,000	$1.55

February 29, 2008	5,000	$1.44
	9,600	$1.45

March 4, 2008	5,000	$1.44
	5,000	$1.43

March 5, 2008	5,000	$1.41
	5,700	$1.42

March 6, 2008	15,000	$1.40

March 7, 2008	6,100	$1.33
	2,200	$1.32
	2,800	$1.31

March 10, 2008	5,000	$1.35
	10,000	$1.41

March 11, 2008	6,400	$1.40
	7,000	$1.44

March 13, 2008	5,000	$1.35
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 4 of this Amendment is incorporated by reference in this Item 6.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
The following Exhibits are filed herewith:
A.	Directors and Officers of Power Corporation of Canada.

C.	Directors and Officers of the Filing Persons.

CUSIP No. 64125K101	Schedule 13D	Page 17 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2008

P.P. LUXCO HOLDINGS II S.A.R.L.

By:	/s/Francesco Bellini
Name:	Dr. Francesco Bellini
Title:	Manager

By:	/s/Jean-Christophe Dauphin

Name:	Jean-Christophe Dauphin
Title:	Manager

CUSIP No. 64125K101	Schedule 13D	Page 18 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2008

PICCHIO PHARMA INC.

By:	/s/Francesco Bellini
Name:	Dr. Francesco Bellini
Title:	Chairman and Director

CUSIP No. 64125K101	Schedule 13D	Page 19 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2008

FMRC FAMILY TRUST

By:	/s/Vernon H. Strang
Name:	Vernon H. Strang
Title:	Trustee

CUSIP No. 64125K101	Schedule 13D	Page 20 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2008

/s/John W. Churchill
JOHN W. CHURCHILL, Trustee

CUSIP No. 64125K101	Schedule 13D	Page 21 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2008

/s/Vernon H. Strang
VERNON H. STRANG, Trustee

CUSIP No. 64125K101	Schedule 13D	Page 22 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2008

POWER TECHNOLOGY INVESTMENT CORPORATION

By:	/s/Peter Kruyt
Name:	Peter Kruyt
Title:	President

CUSIP No. 64125K101	Schedule 13D	Page 23 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2008

/s/Francesco Bellini
DR. FRANCESCO BELLINI

CUSIP No. 64125K101	Schedule 13D	Page 24 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2008

/s/Roberto Bellini
ROBERTO BELLINI

CUSIP No. 64125K101	Schedule 13D	Page 25 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2008

/s/Carlo Bellini
CARLO BELLINI

CUSIP No. 64125K101	Schedule 13D	Page 26 of 28 pages
EXHIBIT INDEX
EXHIBIT NAME

A.	Directors and Executive Officers of Power Corporation of Canada.

B.	Persons who may be deemed in control of Power Technology Investment Corporation.[1]

C.	Directors and Executive Officers of the Filing Persons.

D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.[1]

E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini. [11]

F.	Warrant dated July 25, 2002.[1]

G.	Warrant dated February 18, 2003.[1]

H.	Joint Filing Agreement.[11]

I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004.[2]

J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.[2]

K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004.[11]

L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.[3]

M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.[3]

N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.[3]

O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.[3]

CUSIP No. 64125K101	Schedule 13D	Page 27 of 28 pages

P.	Credit Agreement, dated as of July 30, 2004, by and between Picchio and National Bank of Canada.[4]

Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

S.	Commitment Letter, dated February 14, 2005.[5]

T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.[5]

U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.[6]

V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.[6]

W.	Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada.[6]

Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.[7]

Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee.[7]

CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.[8]

DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders.[9]

EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini.[9]

CUSIP No. 64125K101	Schedule 13D	Page 28 of 28 pages

FF.	Consent and Intervention dated July 12, 2007 by and among Vern Strang es qualité Trustee of The FMRC Family Trust, Dr. Francesco Bellini, 18056 Yukon Inc., 1324286 Alberta Ltd., Power Technology Investment Corporation and Picchio Pharma Inc.[10]

GG.	Consent, Intervention and Amendment, dated October 17, 2007 by and among 18056 Yukon Inc., Rocabe Investments Inc., Roberto Bellini, Carlo Bellini, Power Technology Investment Corporation, Picchio Pharma Inc., Vern Strang as trustee of FMRC Family Trust, Dr. Francesco Bellini and 1324286 Alberta Ltd.[11]

HH.	Promissory Note dated October 17, 2007. [11]

1	Previously filed with Schedule 13D on October 3, 2003.

2	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

3	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

4	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

5	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

6	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.

7	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.

8	Previously filed with Amendment No. 14 to Schedule 13D on November 13, 2006.

9	Previously filed with Amendment No. 15 to Schedule 13D on May 3, 2007.

10	Previously filed with Amendment No. 16 to Schedule 13D on July 16, 2007.

11	Previously filed with Amendment No. 17 to Schedule 13D on October 22, 2007.